Exhibit 21.01

LIST OF SUBSIDIARIES OF
GAMING PARTNERS INTERNATIONAL CORPORATION

Subsidiary	State/Country of Incorporation	Parent

Gaming Partners International USA, Inc.	Nevada	Gaming Partners International Corporation

Gaming Partners International SAS	France	Gaming Partners International Corporation

GPI Mexicana, S.A. de C.V.	Mexico	Gaming Partners International USA, Inc.

Gaming Partners International Asia Limited	Macau	Gaming Partners International USA, Inc.